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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October 2013

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Kiska Enters Option Agreement on Kliyul Project, BC

575-510 BURRARD ST. VANCOUVER, BC, CANADA V6C 3A8 TEL: 604.669.6660 FAX: 604.669.0898 WWW.KISKAMETALS.COM TSX-V: KSK CONTACT: CANDICE RIDYARD (INVESTOR RELATIONS) or JASON WEBER

Vancouver, BC – October 1, 2013:  Kiska Metals Corporation (“Kiska” or the “Company”) reports that the Company has entered into a Participation Agreement dated September 30, 2013 with Teck Resources Limited (“Teck”) pursuant to which Teck has the right to option the Company’s wholly-owned Kliyul Project (the “Property”), located along the Kemess Mine Road in north-central British Columbia.

“We are very pleased to enter into this Agreement with Teck and look forward to working with their team as we explore Kliyul”, stated Jason Weber, President and CEO of Kiska Metals.  “With long-standing industry relationships in place, this agreement is anticipated to be the first in a series as we continue to form partnerships that leverage our exploration expertise and projects.”

Under the terms of this agreement, Teck has agreed to provide $500,000 to Kiska as a convertible grid promissory note (the “Note”) to fund a 2013 program on the Property.  Teck has until January 31, 2014 to elect to take up an option to earn a 51% interest in the Property (the “First Option”).  If Teck does not take up the First Option, Kiska is to repay the Note either in cash or by issuing shares to Teck at a minimum price of $0.11 per share.  If Teck does take up the First Option, the Note will be considered expenditures under the First Option and will no longer be payable.

Under the First Option, Teck can earn a 51% interest in the Property by incurring a cumulative aggregate of $5.5 million in exploration expenditures on the Property on or before January 31, 2018.  Should Teck exercise the First Option, Teck may elect to acquire an additional 14% interest in the Property for a total of 65% by incurring an additional $6.5 million in exploration expenditures (for a total of $12.0 million) on the Property on or before the third anniversary of the exercise of Teck’s First Option.

Kliyul is a gold-copper porphyry project located 200 kilometres north-northeast of Smithers, British Columbia and 67 kilometres southeast of the Kemess Mine, and the property is traversed by the Kemess Mine access road. The Company owns a 100% interest in the 6,537 hectare property subject to a 1.5% NSR. The most recent drilling at Kliyul, in 2006, yielded encouraging copper and gold intersections from two holes.  In KL06-30, a 217.8 metre intersection averaged 0.23% copper and 0.52 g/t gold. KL06-31 returned a number of intervals of similar tenor highlighted by 24 metres of 0.20% copper and 0.44 g/t gold, 32 metres of 0.21% copper and 0.62 g/t gold and 20 metres of 0.14% copper and 1.21 g/t gold. These were the first deep drill holes drilled on the property and both ended in mineralization. In 2011, the Company completed 30.6 line kilometres of Induced Polarization (IP) survey to follow up the 2006 drilling and identified a zone of chargeability measuring 500 metres by 1,400 metres which underlies mapped pyrite-sericite alteration. The 2006 drill holes are located within this anomaly. This “main” chargeability high is flanked by zones of moderate chargeability that increase the lateral dimensions of the anomaly to 1,100 metres by 1,800 metres.

The 2013 program is under way at the Kliyul project and is expected to be completed in October.  The objective of the program is to generate and validate potential porphyry targets on the Kliyul project and to better understand the geological controls of mineralization at the Kliyul zone. The program will consist of surface geological mapping, core re-logging, and induced polarization and ground magnetics surveys.

Qualified Person Statement

The content of this release has been reviewed by Mark Baknes, P.Geo., Vice President, Exploration of Kiska Metals Corporation. Mr. Baknes is a Qualified Person under the terms of National Instrument 43-101.

About Kiska Metals Corporation

Kiska Metals Corporation is a mineral exploration company with a diverse portfolio of gold and copper projects available for option/joint venture throughout North America and Australia. This portfolio is anchored by the Whistler property, Alaska, a district-scale gold-copper porphyry project with excellent exploration potential and includes the Whistler Deposit (a 2.25 M oz gold-equivalent indicated resource of 79.2 million tonnes averaging 0.51 g/t gold, 1.97 g/t silver and 0.17% copper and a 3.35 M oz. gold equivalent inferred resource of 145.8 million tonnes averaging 0.40 g/t gold, 1.75 g/t silver and 0.15% copper). Kiska has numerous gold and copper projects available for option-joint venture as well as an extensive royalty portfolio available for purchase.

 On behalf of Kiska Metals Corporation

 "Jason Weber"

 Jason Weber, P.Geo., President & CEO

CAUTIONARY STATEMENT: No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Kiska Metals Corporation, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kiska's expectations are the risks detailed herein and from time to time in the filings made by Kiska Metals Corporation with securities regulators. Those filings can be found on the Internet at http://www.sedar.com  and http://www.sec.gov